UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities and Exchange Act of 1934
(Amendment No. 5)
HILAND PARTNERS, LP
(Name of Issuer)
HILAND PARTNERS, LP
HILAND PARTNERS GP, LLC
HILAND HOLDINGS GP, LP
HILAND PARTNERS GP HOLDINGS, LLC
HLND MERGERCO, LLC
HH GP HOLDING, LLC
HAROLD HAMM DST TRUST
HAROLD HAMM HJ TRUST
HAROLD HAMM
JOSEPH L. GRIFFIN
MATTHEW S. HARRISON
BERT MACKIE
(Names of Person(s) Filing Statement)
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS OF HILAND PARTNERS, LP
(Title of Class of Securities)
431291103
(CUSIP Number of Class of Securities)
Matthew S. Harrison
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Telephone: (580) 242-6040
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Douglas E. McWilliams	Joshua Davidson
Vinson & Elkins LLP	Paul F. Perea
1001 Fannin Street, Suite 2500	Baker Botts L.L.P.
Houston, Texas 77002	910 Louisiana Street
Telephone: (713) 758-2222	Houston, Texas 77002
Telephone: (713) 229-1234
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐.
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$30,896,608	$1,724

*	As of June 30, 2009, there were (i) 3,970,909 common units of Hiland Partners, LP outstanding that were owned by unitholders other than Hiland Holdings GP, LP and (ii) 15,750 restricted common units of Hiland Partners, LP outstanding that were owned by non-employee directors of the general partner of Hiland Partners, LP, which restricted common units will become fully vested as common units immediately prior to the closing of the merger.
Total consideration of $30,896,608 was determined based upon the product of (i) 3,986,659, the aggregate number of common units proposed to be converted into the right to receive merger consideration and (ii) the merger consideration per common unit of $7.75.
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.00005580 by the total consideration.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$2,861
Filing Party:	Hiland Partners, LP and Hiland Holdings GP, LP
Form or registration No.:	Schedule 14A
Date Filed:	July 1, 2009

INTRODUCTION
     This Amendment No. 5 to the Transaction Statement on Schedule 13E-3, together with exhibits hereto (this “Schedule 13E-3”), is being filed by Hiland Partners, LP, a Delaware limited partnership (“Hiland Partners”), Hiland Partners GP, LLC, a Delaware limited liability company and the general partner of Hiland Partners (“Hiland GP”), Hiland Holdings GP, LP, a Delaware limited partnership (“Hiland Holdings” and together with Hiland Partners, the “Hiland Companies”), Hiland Partners GP Holdings, LLC, a Delaware limited liability company and the general partner of Hiland Holdings (“Holdings GP ”), HH GP Holding, LLC, an Oklahoma limited liability company and affiliate of Harold Hamm (“Parent”), HLND MergerCo, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“HLND Merger Sub”), the Harold Hamm DST Trust, the Harold Hamm HJ Trust, Harold Hamm, Chairman of the Hiland Companies, Joseph L. Griffin, Chief Executive Officer and President of the Hiland Companies, Matthew S. Harrison, Chief Financial Officer and Vice President—Finance and Secretary of the Hiland Companies, and Bert Mackie, trustee of the Hamm family trusts, in connection with the Agreement and Plan of Merger, dated June 1, 2009, among Hiland Partners, Hiland GP, Parent and HLND Merger Sub (the “Hiland Partners merger agreement,” and the transactions set forth therein, the “Hiland Partners merger”).
     The purpose of this Amendment No. 5 to the Transaction Statement on Schedule 13E-3 is to report (i) the adjournment of the special meeting of unitholders of Hiland Partners on October 20, 2009 (ii) the offer by Mr. Hamm to increase the Hiland Partners merger consideration per common unit from $7.75 to $10.00, (iii) the execution of an amendment to the Hiland Partners merger agreement extending the end date of that agreement and (iv) the second adjournment of the special meeting of unitholders of Hiland Partners on October 27, 2009.

Item 15. Additional Information
Regulation M-A Item 1011
(b)   On October 20, 2009, Hiland Partners adjourned its special meeting of unitholders that had taken place that morning and postponed the vote until October 27, 2009. On October 26, 2009, Mr. Hamm delivered to the Conflicts Committee of the Board of Directors of Hiland GP a letter, which is attached to Exhibit (a)(5) hereto and is incorporated into this Item 15 by reference, informing the Conflicts Committee of the Board that Mr. Hamm proposes to amend the Hiland Partners merger agreement to increase the cash consideration to be paid in the Hiland Partners merger from $7.75 per common unit to $10.00 per common unit. Mr. Hamm concurrently informed the conflicts committee of the board of directors of the general partner of Hiland Holdings that he proposes to amend the Hiland Holdings merger agreement to increase the cash consideration to be paid in the Hiland Holdings merger from $2.40 per common unit to $3.20 per common unit. Also on October 26, 2009, the parties to the Hiland Partners merger agreement executed an amendment revising the termination provisions of the Hiland Partners merger agreement (the “amendment”). The amendment, which is attached as Exhibit (a)(6) hereto and is incorporated into this Item 15 by reference, changes the earliest date upon which either party can terminate the Hiland Partners merger agreement for the reason that the closing had not yet occurred from November 1, 2009 to November 6, 2009 in order to permit the Conflicts Committee and Board of Directors time to consider Mr. Hamm’s proposal to amend the Hiland Partners merger agreement to increase the Hiland Partners merger consideration from $7.75 per common unit to $10.00 per common unit. On October 27, 2009 Hiland Partners adjourned its special meeting of unitholders that had taken place that morning and postponed the vote until November 3, 2009.
Item 16. Exhibits
Regulation M-A Item 1016

Exhibit No.	Description

Exhibit (a)(4)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 20, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 20, 2009).

Exhibit (a)(5)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 26, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 26, 2009).

Exhibit (a)(6)
Amendment No. 1, dated October 26, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Partners, LP, Hiland Partners GP, LLC, HH GP Holding, LLC and HLND MergerCo, LLC (incorporated by reference to Exhibit 2.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

Exhibit (a)(7)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP on October 27, 2009 (incorporated by reference to Exhibit 99.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

*   Previously filed.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2009	HILAND PARTNERS, LP

	By:	Hiland Partners GP, LLC, its general partner

	By:	/s/ Matthew S. Harrison
	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President— Finance and Secretary

Dated: October 28, 2009	HILAND PARTNERS GP, LLC

	By:	/s/ Matthew S. Harrison

	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President— Finance and Secretary

Dated: October 28, 2009	HILAND HOLDINGS GP, LP

	By:	Hiland Partners GP Holdings, LLC, its general partner

	By:	/s/ Matthew S. Harrison

	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President— Finance and Secretary

Dated: October 28, 2009	HILAND PARTNERS GP HOLDINGS, LLC

	By:	/s/ Matthew S. Harrison

	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President— Finance and Secretary

Dated: October 28, 2009	HLND MERGERCO, LLC

	By:	/s/ Harold Hamm

	Name:	Harold Hamm
	Title:	President

Dated: October 28, 2009	HH GP HOLDING, LLC

	By:	/s/ Harold Hamm
	Name:	Harold Hamm
	Title:	Sole Member

Dated: October 28, 2009	HAROLD HAMM DST TRUST

	By:	/s/ Bert Mackie
	Name:	Bert Mackie
	Title:	Trustee

Dated: October 28, 2009	HAROLD HAMM HJ TRUST

	By:	/s/ Bert Mackie
	Name:	Bert Mackie
	Title:	Trustee

Dated: October 28, 2009	HAROLD HAMM

/s/ Harold Hamm

Harold Hamm

Dated: October 28, 2009	JOSEPH L. GRIFFIN

/s/ Joseph L. Griffin

Joseph L. Griffin

Dated: October 28, 2009	MATTHEW S. HARRISON

/s/ Matthew S. Harrison

Matthew S. Harrison

Dated: October 28, 2009	BERT MACKIE

/s/ Bert Mackie

Bert Mackie

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Definitive Proxy Statement filed with the Securities and Exchange Commission on September 11, 2009).

(a)(2)	Form of Proxy Card for Hiland Partners, LP unitholders (attached to the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(a)(3)	Joint press release issued by Hiland Holdings GP, LP and Hiland Partners, LP, dated June 1, 2009 (incorporated by reference to Exhibit 99.1 to Hiland Partners GP, LP’s Form 8-K, dated June 1, 2009 and filed June 1, 2009).

(a)(4)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 20, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 20, 2009).

(a)(5)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 26, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 26, 2009).

(a)(6)
Amendment No. 1, dated October 26, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Partners, LP, Hiland Partners GP, LLC, HH GP Holding, LLC and HLND MergerCo, LLC (incorporated by reference to Exhibit 2.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

(a)(7)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP on October 27, 2009 (incorporated by reference to Exhibit 99.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

*(c)(1)	Opinion of Jefferies & Company, Inc. to the conflicts committee of the board of directors of Hiland Partners GP, LLC, dated June 1, 2009 (included as Annex C of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(c)(2)	Discussion materials prepared by Barclays Capital Inc., dated November 17, 2008.

*(c)(3)	Discussion materials prepared by Barclays Capital Inc., dated November 20, 2008.

*(c)(4)	Presentation materials prepared by Wells Fargo Securities, LLC, dated December 18, 2008.

*(c)(5)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 5, 2008.

*(c)(6)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 8, 2009.

*(c)(7)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 9, 2009.

*(c)(8)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 21, 2009.

*(c)(9)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 3, 2009.

*(c)(10)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 3, 2009.

*(c)(11)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 13, 2009.

*(c)(12)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 16, 2009.

*(c)(13)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 16, 2009.

*(c)(14)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 17, 2009.

*(c)(15)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 17, 2009.

*(c)(16)	Presentation materials prepared by Wells Fargo Securities, LLC, dated April 16, 2009.

*(c)(17)	Materials presented by Jefferies & Company, Inc. to the conflicts committee of the board of directors of Hiland Partners GP, LLC on June 1, 2009.

*(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2009, by and between HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC and Hiland Partners, LP (included as Annex A of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

Exhibit No.	Description

*(d)(2)	Hiland Partners funding and equity rollover commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Hiland Partners, LP on June 1, 2009).

*(d)(3)	Hiland Partners Support Agreement, dated as of June 1, 2009, by and between Hiland Partners, LP, Hiland Partners GP, LLC, Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and HLND MergerCo, LLC (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Hiland Partners, LP on June 1, 2009).

(f)	None.

(g)	None.
* Previously filed.